NATIONWIDE LIFE INSURANCE COMPANY

10350 ORMSBY PARK PLACE

LOUISVILLE, KY 40223

INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

To Individual Variable and/or Fixed Annuity Contracts

General Information Regarding this Endorsement

The following provisions apply only to Contracts issued as IRAs. To the extent the terms of the Contract and this endorsement are inconsistent, the terms of this endorsement shall control the Contract accordingly. The Contract Owner shall comply with the applicable tax qualification provisions of the Internal Revenue Code of 1986, as amended, as described in this endorsement, to prevent loss of the advantages of tax deferral and to prevent tax penalties. Terms not defined in this endorsement have the meaning given to them in the Contract.

Transfers and Assignments

This Contract is not transferable and may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of any obligation to any person other than to the Contract Owner. The Contract Owner of this Contract must be the Annuitant except for Contracts under custodial ownership within an individual retirement account. Joint Owners, Contingent Owners, Co-Annuitants, and Contingent Annuitants are not permitted. A Co-Annuitant is permitted when the Contract provides a spousal protection feature and/or any joint option (if applicable) that is used or elected.

Purchase Payments

The Minimum Initial Purchase Payment shown on the Contract Specifications Pages is required on the Date of Issue.

Definitions

The following definitions are added to the Contract:

IRA - An individual retirement annuity meeting the requirements of Code Section 408(b).

Minimum Distribution - The amount that is required to be Surrendered from IRAs to meet the required minimum distribution rules established by the Code.

Surrenders Required by the Internal Revenue Code - IRAs

A.

Notwithstanding any provision of this IRA endorsement or the Contract to the contrary, the distribution of the Contract Owner’s interest in the IRA shall be made in accordance with the requirements of Code Section 408(b)(3) and the regulations thereunder, the provisions of which are herein incorporated by reference.

If the Distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of the interest in the IRA (as determined under paragraph G. below) must satisfy the requirements of Code Section 408(a)(6) and the regulations thereunder, rather than paragraphs B., C., and D. below and paragraphs E. through I.

B.

The entire interest of a Contract Owner under an IRA will commence to be distributed no later than the first day of April following the calendar year in which such Contract Owner attains age 70 1/2 (the “required beginning date”) over a period not exceeding:

1.	the life of the Contract Owner or the lives of the Contract Owner and the Contract Owner’s designated Beneficiary; or

2.	a period certain not extending beyond the life expectancy of the Contract Owner or the joint and last survivor life expectancy of the Contract Owner and the Contract Owner’s designated Beneficiary.

Payments must be made in periodic payments at intervals of no longer than 1 year and must be either nonincreasing or they may increase only as provided in Q&As-1 and -4 of Section 1.401(a)(9)-6 of the Treasury Regulations. In addition, any distribution must satisfy the incidental benefit requirements specified in Q&A-2 of Section 1.401(a)(9)-6 of the Treasury Regulations.

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C.	The distribution periods described in B. above cannot exceed the periods specified in Section 1.401(a)(9)-6 of the Treasury Regulations.

D.

The first required payment can be made as late as April 1 of the year following the year the individual attains age 70 1/2 and must be the payment that is required for one payment interval. The second payment need not be made until the end of the next payment interval.

E.

Death On or After Minimum Distributions have Begun. If the Contract Owner dies on or after the date Minimum Distributions have begun, the remaining portion of the Contract Owner’s interest will continue to be distributed at least as rapidly as under the contract option chosen.

F.	Death Before Minimum Distributions have Begun. If the Contract Owner dies before Minimum Distributions have begun, the Contract Owner’s interest will be distributed as follows:

1.

If there is no designated Beneficiary, or if applicable by operation of F.2. or F.3. below, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the individual’s death (or of the spouse’s death in the case of the surviving spouse’s death before Distributions are required to begin under paragraph F.3. below).

2.

If the Contract Owner’s designated Beneficiary is someone other than the Contract Owner’s surviving spouse the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Contract Owner’s death, over the remaining life or life expectancy of the designated Beneficiary, with such life expectancy determined using the age of the Beneficiary as of his or her birthday in the year following the year of the Contract Owner’s death, or if elected in accordance with F.1. above.

3.

If the sole designated Beneficiary is the Contract Owner’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Contract Owner’s death (or by the end of the calendar year in which the Contract Owner would have attained age 70 1/2 , if later), over such spouse’s life, or, if elected, in accordance with F.1. above.

If the surviving spouse dies before Minimum Distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse’s death, over the spouse’s designated Beneficiary’s remaining life expectancy determined using such Beneficiary’s age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph F.1. above.

If the surviving spouse dies after required Distributions commence to him or her, any remaining interest will continue to be distributed at least as rapidly as under the contract option chosen.

4.

Life expectancy is determined using the Single Life Table in Q&A-1 of Section 1.401(a)(9)-9 of the Treasury Regulations. If Distributions are being made to a surviving spouse as the sole designated Beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the Beneficiary’s age in the year specified in paragraph F.2. or F.3. and reduced by 1 for each subsequent year.

G.

The “interest” in the IRA includes the amount of any outstanding rollover, transfer and re-characterization under Q&As-7 and -8 of Section 1.408-8 of the Treasury Regulations and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits.

H.

For purposes of E. and F., above, Minimum Distributions are considered to commence on the Contract Owner’s required beginning date or, if applicable, on the date Distributions are required to begin to the surviving spouse under F.3. above. However, if Distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except acceleration) under an annuity contract meeting the requirements of Section 1.401(a)(9)-6 of the Treasury Regulations, then required Distributions are considered to commence on the annuity starting date.

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I.

If the sole designated Beneficiary under the IRA is Contract Owner’s surviving spouse, the spouse may elect to treat the IRA as his or her own IRA. This election will be deemed to have been made if such surviving spouse makes a contribution to the IRA or fails to take Minimum Distributions as a Beneficiary.

J.

The required Minimum Distributions payable to a designated Beneficiary from this IRA may be Surrendered from another IRA the Beneficiary holds from the same decedent in accordance with Q&A-9 of 1.408-8 of the Treasury Regulations.

Restriction on Surrenders for IRAs

The Contract Owner may Surrender part or all of the Contract Value at any time this Contract is in force prior to the Annuitization Date or the death of the Annuitant.

A distribution from an IRA, including exercise of a contractual Right to Examine and Cancel period may result in the immediate application of taxes and penalties under Section 72 of the Code. A premature distribution may not be eligible for rollover treatment.

To assist in preventing disqualification in the event of a surrender during the Right to Examine and Cancel period, Nationwide will agree to transfer the proceeds to another contract which meets the requirements of Section 408, 403(b), 401 or 457 of the Internal Revenue Code of 1986, as amended, upon proper direction by the Contract Owner.

Contract Expenses

In the event a Contingent Deferred Sales Charge (CDSC) applies to the Contract to which this endorsement is attached, the following will apply.

In the case of an IRA issued as a Simplified Employer Pension (“SEP”) as described in Code Section 408(k) CDSC will be waived when:

A.	the Contract Owner becomes disabled (within the meaning of Code Section 72(m)(7));

B.	the Contract Owner attains age 59 1/2 and has participated in the Contract for at least 5 years, as determined from the Contract Anniversary Date immediately preceding the distribution;

C.	the Contract Owner has participated in the Contract for at least 15 years as determined on the Contract Anniversary date immediately preceding the distribution;
D.	the Contract Owner dies; or

E.	the Contract annuitizes.

Additional IRA Requirements

A.	The Contract is established for the exclusive benefit of the Contract Owner or his or her Beneficiaries. The entire interest of the Contract Owner in the Contract shall be nonforfeitable.

B.

Except in the case of a rollover contribution (as permitted by Code Sections 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3), or 457(e)(16)) or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in Code Section 408(k), no contributions will be accepted unless they are in cash, and the total of such contributions shall not exceed the deductible amount described in Code Sections 219(b)(1)(A) and 219(b)(5).

C.

In the case of a Contract Owner who is 50 years of age or older prior to the end of the taxable year, the annual cash contribution limit shall not exceed the deductible amount described in Code Sections 219(b)(1)(A) and 219(b)(5).

D.

In addition to the amounts described in B. and C. above, a Contract Owner may make a repayment of a qualified reservist distribution described in Code Section 72(t)(2)(G) during the two year period beginning on the day after the end of the active duty period.

E.

No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to Code Section 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer’s SIMPLE IRA plan.

F.

Any refund of Purchase Payments (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future Purchase Payments or the purchase of additional benefits.

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G.

Nationwide as issuer of the Contract shall furnish to the Contract Owner annual calendar year reports concerning the status of the Contract and such information concerning Minimum Distributions as is prescribed by the Commissioner of the Internal Revenue Service.

H.

In the event the Contract is cancelled during the Right to Examine and Cancel period, upon receipt of such Contract by Nationwide it will be deemed void and all contributions paid will be refunded without any reduction. It should be sent to Nationwide Life Insurance Company, 10350 Ormsby Park Place, Louisville, KY 40223. Letters shall be deemed to be mailed on the date of the postmark, registration, or certification, if mailed in the U.S. in an envelope properly addressed, with first class postage affixed.

I.	No Purchase Payments are required after the first Purchase Payment. This Contract will not lapse for failure to pay Purchase Payments.

J.

Both Nationwide and the Contract Owner agree to amend this Contract to comply with any changes in the Internal Revenue Code of 1986, as amended, and with any Department of Labor and Treasury Regulations. All other changes to this Contract will be made only with the mutual agreement of Nationwide and the Contract Owner and will be subject to the conditions stated in this Contract. A copy of each amendment will be furnished to the Contract Owner.

K.

If an Annuity Commencement Date is not chosen by the Contract Owner, the Annuity Commencement Date established on the Date of Issue of the Contract will be the date on which the Annuitant reaches 70 1/2.

Spousal Protection/Joint Option

The following will apply to any spousal protection feature and/or joint option (if applicable) that is used or elected:

Only the person for whom the IRA was established may be named as the sole Contract Owner except for Contracts under custodial ownership within an individual retirement account.

The Annuitant upon whose continuation of life any annuity payments involving life contingencies depend must be the person for whom the IRA was established.

Executed for Nationwide by:

Secretary	President

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